Filed Pursuant to Rule 424(b)(3)

Registration File No.: 333-283996

NB ASSET BASED-CREDIT FUND

Supplement dated January 14, 2026 to the

Prospectus dated August 20, 2025

This supplement amends certain information in the Prospectus, dated August 20, 2025, of NB Asset-Based Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Effective immediately, the following changes are made to the Prospectus:

The following paragraph is added as the last paragraph in “Summary of Offering Terms — Periodic Repurchase Offers”:

A 2.00% early repurchase fee (an “Early Repurchase Fee”) payable to the Fund will be charged with respect to any repurchase of a Shareholder’s Shares at any time prior to the one-year anniversary of the Shareholder’s acquisition of Institutional Class, Class A-1 or Class A-2 Shares, as applicable, on a “first in-first out” basis. The Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund.

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The section “Summary of Fund Fees and Expenses” is deleted in its entirety and replaced with the following:

The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. The fee table assumes that the Fund borrows for investment purposes an amount equal to 30% of the Fund’s average net assets in the following 12-month period.

Shareholder Transaction Expenses	Institutional Class	Class A-1	Class A-2
Maximum Upfront Sales Load (as a percentage of investment amount)(1)	None	3.50%	None
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%	2.00%

Annual Expenses (as a percentage of the Fund’s net assets)	Institutional Class	Class A-1	Class A-2
Management Fee(3)	1.00%	1.00%	1.00%
Incentive Fee(4)	0.00%	0.00%	0.00%
Distribution and Servicing Fee(5)	None	0.75%	0.75%
Interest Payments on Borrowed Funds(6)	2.87%	2.87%	2.87%
Other Expenses
Loan Servicing Fees(7)	1.01%	1.01%	1.01%
All Other Expenses(8)	1.37%	1.37%	1.37%
Total Annual Expenses	6.25%	7.00%	7.00%
Fee Waiver and/or Expense Reimbursement(9)	(0.81)%	(0.81)%	(0.81)%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	5.44%	6.19%	6.19%

1.	Class A-1 Shares may be subject to a sales load of up to 3.50% of the investment amount. The sales load payable by each Shareholder depends upon the amount invested by such Shareholder in Class A-1 Shares. The fee table assumes the maximum sales load is charged. While neither the Fund nor the Distributor impose an initial sales charge on Institutional Class or A-2 Shares, if a Shareholder buys Class A-2 Shares through certain selling agents or financial intermediaries, such selling agent or financial intermediary may directly charge Shareholders transaction or other fees, including upfront placement fee, in such amount as they may determine.

2.	A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to any repurchase of a Shareholder’s Shares at any time prior to the one-year anniversary of the Shareholder’s acquisition of Institutional Class, Class A-1 or Class A-2 Shares, as applicable, on a “first in-first out” basis. The Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund.

3.	The Fund pays the Investment Adviser a monthly Management Fee at an annual rate of 1.00% of the average daily Net Assets. To the extent the Fund invests any assets in an affiliated investment company, the Investment Adviser undertakes to waive a portion of the Management Fee equal to the advisory fee it receives from such affiliated investment company on those assets. The Investment Adviser has contractually agreed to reduce its Advisory Fee to an annual rate of 0.50% for one year from the date of commencement of operations of the Fund (the “Fee Waiver”). This contractual fee reduction is reflected under “Fee Waiver and/or Expense Reimbursement” below. Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund after the expiration of the Fee Waiver will be at the annual rate of 1.00%.

4.	The Fund may have investment income that could result in the payment of an Incentive Fee in the first year of investment operations. The Incentive Fee is calculated and payable quarterly in arrears based upon the Fund’s Pre-Incentive Fee Net Investment Income for the immediately preceding quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s Net Assets, equal to 1.25% per quarter, or an annualized hurdle rate of 5%, subject to a “catch-up” feature. See “Investment Advisory Agreement” for a full explanation of how the Incentive Fee is calculated. As the Fund cannot predict whether it will meet the necessary incentive fee hurdle, the fee table assumes no incentive fee. The actual amount of the Incentive Fee, if any, will vary over time.

5.	Class A-1 and Class A-2 Shares each pay a Distribution and Servicing Fee at an annual rate of 0.75% based on the aggregate Net Assets of the Fund attributable to such class to the Fund’s Distributor. For purposes of determining the Distribution and Servicing Fee, NAV will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Institutional Class Shares are not subject to a Distribution and Servicing Fee.

6.	The Fund may borrow money through a credit facility or other arrangements to achieve its investment objective, including before the Fund has fully invested the proceeds of this continuous offering. To the extent that the Fund borrows funds to make investments, the costs associated with such borrowing will be indirectly borne by Shareholders. The figure in the fee table is estimated and assumes the Fund borrows for investment purposes an amount equal to 30% of the average net assets in the following 12-month period, and that the average annual cost of borrowings on the amount borrowed is 6.60%. The Fund’s ability to incur leverage will depend, in large part, on the amount the Fund is able to raise through the sale of Shares registered in this offering.

7.	“Loan Servicing Fees” are based on estimated amounts to be paid to third-party loan servicers for the current fiscal year.
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8.	“All Other Expenses” are based on estimated amounts for the current fiscal year and include, among other things, professional fees and other expenses that the Fund bears, including initial and ongoing offering costs and fees and expenses of the Fund’s Administrator, transfer agent and custodian.

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The following is added to the section “Repurchase of Shares”:

Repurchase Fee on Shares Repurchased within One Year of Purchase

A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to any repurchase of a Shareholder’s Shares at any time prior to the one-year anniversary of the Shareholder’s acquisition of Institutional Class, Class A-1 or Class A-2 Shares, as applicable, on a “first in-first out” basis. The Early Repurchase Fee payable by a Shareholder may be waived by the Fund in circumstances where the Board determines that doing so is in the best interests of the Fund. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate an Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act, and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all Shareholders regardless of Share class.

A prospective investor’s financial adviser or other financial intermediary may charge service fees for handling Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. A prospective investor is urged to consult its financial adviser or other financial intermediary for details.

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Investors should retain this supplement for future reference.

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